[CKX Letterhead]
June 10, 2011
Via EDGAR
Perry Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628
Re:	CKX, Inc. Schedule 14D-9 filed on May 18, 2011, as amended through June 9, 2011 File No. 005-54765

Schedule 13E-3 filed on May 20, 2011, as amended through June 9, 2011 Filed by CKX, Inc., The Promenade Trust and Priscilla Presley File No. 005-54765
Dear Mr. Hindin:
     In connection with the responses of the undersigned (the “Respondent”), dated as of June 7, 2011, to comments received from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter from you dated June 2, 2011, regarding the filings referenced above, the Respondent hereby acknowledges that:
•	such Respondent is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	such Respondent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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CKX, INC.
By:	/s/ Kelly Pontano
	Name:	Kelly Pontano
	Title:	Senior Counsel & Vice President